UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------


                                  SCHEDULE 13G
                                Amendment No. 1
                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                           TITAN PHARMACEUTICALS, INC.
                    -----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    888314101
                                  -------------
                                 (CUSIP Number)


            (Date of Event Which Required Filing of this Statement)

  Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                                      [ ] Rule 13d-1(b)
                                      [x] Rule 13d-1(c)
                                      [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).



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

---------------------                                     ----------------------
CUSIP No.  888314101               13G/A                  Page 2 of 5 Pages
---------------------                                     ----------------------

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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
             NUMBER OF             5       SOLE VOTING POWER
              SHARES                       657,539 /1/
                                   ---------------------------------------------
           BENEFICIALLY            6       SHARED VOTING POWER
             OWNED BY                      245,000 /2/
                                   ---------------------------------------------
               EACH                7       SOLE DISPOSITIVE POWER
             REPORTING                     657,539 /1/
                                   ---------------------------------------------
              PERSON               8       SHARED DISPOSITIVE POWER
               WITH                        245,000 /2/
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         902,539
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


-------------------------
/1/ Includes 45,043 shares of Common Stock of the Issuer held by June Street Company, of which Dr. Rosenwald is the President and 45,043 shares of Common Stock of the Issuer held by Huntington Street Company, of which Dr. Rosenwald is the President.



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

Item 1.

        (a)           Name of Issuer:

                      Titan Pharmaceuticals, Inc.

        (b)           Address of Issuer's Principal Executive Offices:

                      400 Oyster Point Blvd., Suite 505
                      South San Francisco, CA 94080
                      650-244-4990

Item 2.

        (a)           Name of Person Filing:

                      Lindsay A. Rosenwald, M.D.

                      Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"), a Subchapter S corporation incorporated in Delaware. Paramount is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware, and is the Investment Manager to the Aries Master Fund, a Cayman Islands exempted company.

        (b)           Address  of  Principal   Business   Office  or,  if  None,
                      Residence:

                      Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

        (c)           Citizenship:

                      Dr. Rosenwald is a citizen of the United States.

        (d)           Title of Class of Securities:

                      Common Stock, $0.001 par value ("shares").

        (e)           CUSIP#:

                      888314101

Item 3.        Check  the  box if  this  statement  is  filed  pursuant  to Rule
               13d-1(c)                                                      [X]

Item 4.        Ownership:

               For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

--------------------------
/2/ Includes 101,800 shares of Common Stock of the Issuer and warrants to purchase 62,500 shares of Common Stock of the Issuer held by The Aries Master Fund, a Cayman Island exempted company (the "Master Fund") and 18,200 shares of Common Stock of the Issuer and warrants to purchase 62,500 shares of Common Stock of the Issuer held by Aries Domestic Fund, L.P., a Delaware limited partnership (the "Partnership"). Dr. Rosenwald is the Chairman and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount"), which serves as the investment manager to the Master Fund and general partner of the Partnership. Dr. Rosenwald and Paramount disclaim beneficial ownership of the shares held by the Master Fund and the Partnership, respectively. Furthermore this figure does not include an aggregate of 135,129 shares of Common Stock of the Issuer owned by Dr. Rosenwald's wife and trusts for the benefit of his minor children, for which Dr. Rosenwald disclaims beneficial ownership.

 Item 5.       Ownership of Five Percent or Less of a Class:

                      Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                      Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On By the Parent  Holding
               Company:

                      Not applicable.

Item 8.        Identification and Classification of Members of the Group:

                      Not applicable.

Item 9.        Notice of Dissolution of Group:

                      Not applicable.

Item 10.              Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               Material to be Filed as Exhibits:
               ---------------------------------

                      Not applicable.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 16, 1999
        New York, NY                        By  /s/ Lindsay A. Rosenwald, M.D.
                                                ------------------------------
                                                   Lindsay A. Rosenwald, M.D.











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